Exhibit 99.1

Aegean Marine Petroleum Network Inc.
Announces Second Quarter 2017 Financial Results

New York, NY, August 10, 2017 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the second quarter ended June 30, 2017.
Second Quarter Financial Highlights
•	Recorded sales volumes of 4,474,494 metric tons.
•	Achieved gross profit of $82.2 million.
•	Generated operating income of $16.2 million.
•	Recorded net income attributable to Aegean shareholders of $1.7 million or $0.04 basic and diluted earnings per share.
•	Generated EBITDA of $24.2 million.
Management Commentary
Jonathan Mcilroy, Aegean's President, commented, "During the second quarter of 2017, we continued to see challenging market conditions across the shipping and marine fuel space.  While demand for marine fuel remains high, sales margins remain under pressure by a combination of low oil prices, depressed commercial shipping freight rates and fierce competition on the supply side.
"The new leadership team appointed in July 2017 focuses on four main objectives. To rationalize our global platform delivering on asset optimization; to execute on the cost saving initiative; to capitalize on key business development projects and to generate new revenue streams that leverage our global platform and built-in capacity.
 "In this context, and within the challenging market conditions I described, Aegean achieved a solid performance in the second quarter of 2017. Compared to Q1 2017, the Company achieved higher sales volume with improved profit margins. Furthermore, we reduced operational expenses and improved our profitability. While more work remains to be done in the cost reduction area, we are on our way to executing on specific initiatives positioning us well to benefit from any market up turns.
"Executing on asset optimization, we are moving assets out of congested areas where they are underutilized and move them to other areas within our network where they can be better utilized and with higher margins. At the same time, we are selling or leasing assets to third parties.
"In terms of new business development, in Q2 2017 we announced the launching of a new service center in Savannah, Georgia, the third largest container port in the United States. Furthermore, we established a bunker trading office in Dubai and presence in Taiwan. Also, the acquisition of OBAST Bunkering & Trading GmbH in Rostock, which we announced in Q1, is contributing to our business in Germany.
"We are further leveraging Aegean's global infrastructure and branding by pursuing a growth strategy that does not require intensive capital expenditures. We seek to enter new areas or to maintain our presence in key hubs by teaming with local operators."

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "Comparing Q2 2017 to Q1 2017, there was 0.5% increase in sales volumes, indicating the sustainability of cargo volumes and Aegean's marketing prowess from last quarter. During the quarter, we improved our profit margin and reduced our operating expenses. As a result, we achieved a 2.4% increase in Gross Profit, a 10.0% increase in adjusted EBITDA, a 16.6% increase in adjusted Operating Income and a 22.3% increase in adjusted Net Income.
"The higher volumes and improved gross spread contributed to higher gross profit by $1.9 million from previous quarter to $82.2 million. Despite higher expense by $2.6 million for the restricted shares granted to personnel, all other expenses were reduced by $3.0 million compared to the previous quarter resulting in an operating income of $16.2 million.
"Our interest expense has increased to $14.8 million as a result of a decrease in the mark to market of our 5 years interest rate swaps which however continue to be well in the money. The interest expense line contains $4.9 million of non-cash items like amortizing bank fees, notes discount and the MTM of the interest rate swaps. This number in the previous quarter was $2.7 million. Adjusting for the above-mentioned amounts results in $9.2 million non-US GAAP net income.
"On the cost cutting front we have already implemented measures that will result in annual savings of approximately $7 million as of Q3 2017. We are targeting another $13 million of cost reduction by reshuffling the older vessels and controlling other administrative expenses.
"We continue to have excellent relationship with our big number of banks participating in all our facilities. As of last week we renewed for another year the Aegean's USA facility of $250 million and we are currently working to renew the global facility for the rest of the business. Both facilities have been or will be extended at improved terms."
Financial Results
•
Revenue – The Company reported total revenue of $1,440.7 million for the second quarter of 2017, an increase of 45.9% compared to the same period in 2016, primarily due to the increase in oil prices. Voyage and other revenues decreased to $18.9 million or by 4.3% compared to the same period in 2016.

•
Gross Profit – Gross Profit, which equals total revenue less directly attributable cost of revenue decreased by 11.9% to $82.2 million in the second quarter of 2017 compared to $93.4 million in the same period in 2016.

•	Operating Expense – The Company reported operating expense of $66.0 million for the second quarter of 2017, an increase of $1.5 million or 2.3% compared to the same period in prior year.
•	Operating Income – Operating income for the second quarter of 2017 adjusted for the sale of non-core assets was $16.2 million, a decrease of 48.4% compared to the same period in the prior year.
•
Net Income – Net income attributable to Aegean shareholders adjusted for the sale of non-core vessels was $1.7 million, or $0.4 basic and diluted earnings per share, a decrease of $14.3 million or 89.6% compared to the same period in 2016.

Operational Metrics
•	Sales Volume – For the three months ended June 30, 2017, the Company reported marine fuel sales volumes of 4,474,494 metric tons, an increase of 9.3% compared to the same period in 2016.
•
Adjusted EBITDA Per Metric Ton of Marine Fuel Sold – For the three months ended June 30, 2017, the Company reported adjusted EBITDA per metric ton of marine fuel sold of $5.39. Adjusted EBITDA per metric ton of marine fuel sold in the prior year period was $9.26 per metric ton.

•
Gross Spread Per Metric Ton of Marine Fuel Sold – For the three months ended June 30, 2017, the Company reported gross spread per metric ton of marine fuel sold on an aggregate basis of $16.8. Gross spread per metric ton of marine fuel sold in the prior year period was $20.9.

Liquidity and Capital Resources
•
Net cash provided by operating activities was $18.7 million for the three months ended June 30, 2017. Net income as adjusted for non-cash items (as defined in Note 9 below) was $18.4 million for the same period.

•	Net cash provided by investing activities was $0.1 million for the three months ended June 30, 2017.
•	Net cash provided by financing activities was $3.2 million for the three months ended June 30, 2017.
•
As of June 30, 2017, the Company had cash and cash equivalents of $82.5 million and working capital of $442.6 million. Non-cash working capital, or working capital excluding cash and debt, was $709.7 million.

•
As of June 30, 2017, the Company had $842.4 million of undrawn amounts under its working capital facilities and $82.5 million of unrestricted cash and cash equivalents to finance working capital requirements.

•
The weighted average basic and diluted shares outstanding for the three months ended June 30, 2017, was 38,217,254. The weighted average basic and diluted shares outstanding for the three months ended June 30, 2016 was 48,117,508.

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$982,337	$1,436,241	$1,730,853	$2,955,266
Revenues - related companies	5,219	4,418	9,635	9,651
Total revenues	987,556	1,440,659	1,740,488	2,964,917
Cost of revenues - third parties	876,495	1,336,306	1,538,121	2,760,586
Cost of revenues– related companies	17,682	22,107	28,120	41,752
Total cost of revenues	894,177	1,358,413	1,566,241	2,802,338
Gross profit	93,379	82,246	174,247	162,579
Operating expenses:
Selling and distribution	49,943	53,058	100,715	107,943
General and administrative	11,823	12,854	23,319	24,269
Amortization of intangible assets	297	168	597	335
Loss on sale of vessels	2,437	(67)	2,437	(67)
Operating income	28,879	16,233	47,179	30,099
Net financing cost	(12,477)	(14,716)	(21,838)	(26,789)
Foreign exchange (losses) / gains, net	(1,922)	290	(1,683)	597
Income tax (expense) / benefit	(947)	(93)	1,645	(822)
Net income	13,533	1,714	25,303	3,085
Less income/(loss) attributable to non-controlling interest	8	(9)	8	8
Net income attributable to AMPNI shareholders	$13,525	$1,723	$25,295	$3,077
Basic earnings per share (U.S. dollars)	$0.27	$0.04	$0.51	$0.08
Diluted earnings per share (U.S. dollars)	$0.27	$0.04	$0.51	$0.08

EBITDA(1)	$35,459	$24,206	$62,606	$46,144

Other Financial Data:
Gross spread on marine petroleum products(2)	$86,504	$75,907	$161,572	$149,058
Gross spread on lubricants(2)	1,031	725	1,765	1,351
Gross spread on marine fuel(2)	85,473	75,182	159,807	147,707
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	20.9	16.8	19.2	16.6
Net cash (used in) / provided by operating activities	$(60,441)	$18,742	$(49,497)	$(48,348)
Net cash provided by / (used in) investing activities	7,878	110	(877)	(2,732)
Net cash provided by financing activities	44,515	3,249	38,491	39,602

Sales Volume Data (Metric Tons): (3)
Total sales volumes	4,092,789	4,474,494	8,305,425	8,924,757

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	47.0	45.0	47.0	45.0
Average number of owned bunkering tankers(4)(5)	48.4	45.0	48.7	45.0
Special Purpose Vessels, end of period(6)	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	14.0	12.0	14.0	12.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2016	As of June 30, 2017

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	93,836	82,481
Gross trade receivables	512,398	564,863
Allowance for doubtful accounts	(8,647)	(10,559)
Inventories	187,766	219,764
Current assets	909,252	960,718
Total assets	1,600,933	1,640,144
Trade payables	131,584	126,059
Current liabilities (including current portion of long-term debt)	497,712	518,118
Total debt	817,631	860,122
Total liabilities	1,011,342	1,039,554
Total stockholder's equity	589,591	600,590

Working Capital Data:
Working capital(8)	413,621	442,600
Working capital excluding cash and debt(8)	631,451	709,650

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items. EBITDA and Adjusted EBITDA are included herein because they are a basis upon which the Company assesses its operating performance.

Adjusted EBITDA per metric ton of marine fuel sold represents the net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items the Company generates per metric ton of marine fuel sold. The Company calculates Adjusted EBITDA per metric ton of marine fuel sold by dividing the EBITDA by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants.
The following table reconciles net income attributable to AMPNI to EBITDA, Adjusted EBITDA and Adjusted EBITDA per metric ton of marine fuel sold for the periods presented:
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Net income to AMPNI shareholders	13,525	1,723	25,295	3,077

Add: Net financing cost including amortization of financing costs	12,447	14,716	21,838	26,789
Add: Income tax expense / (benefit)	947	93	(1,645)	822
Add: Depreciation and amortization excluding amortization of financing costs	8,510	7,674	17,118	15,456

EBITDA	35,459	24,206	62,606	46,144

Add: Loss / (gain) on sale of vessels	2,437	(67)	2,437	(67)
Adjusted EBITDA	37,896	24,139	65,043	46,077

Sales volume of marine fuel (metric tons)	4,092,789	4,474,494	8,305,425	8,924,757
Adjusted EBITDA per metric ton of marine fuel sold (U.S. dollars)	9.26	5.39	7.83	5.16

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements, in which the Company purchases cargos of marine fuel for its floating storage facilities. Transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	967,808	1,421,769	1,702,623	2,926,010
Less: Cost of marine petroleum products sold	(881,304)	(1,345,862)	(1,541,051)	(2,776,952)
Gross spread on marine petroleum products	86,504	75,907	161,572	149,058
Less: Gross spread on lubricants	(1,031)	(725)	(1,765)	(1,351)
Gross spread on marine fuel	85,473	75,182	159,807	147,707

Sales volume of marine fuel (metric tons)	4,092,789	4,474,494	8,305,425	8,924,757

Gross spread per metric ton of marine fuel sold (U.S. dollars)	20.9	16.8	19.2	16.6

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not include the sales volume of lubricants in the calculation of gross spread per metric ton of marine fuel sold.

4.	Bunkering fleet comprises both bunkering vessels and barges.
5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.
7.
The Company owns two barges, the Mediterranean and Umnenga, as floating storage facilities in Greece and South Africa. The Company also operates on-land storage facilities in Las Palmas, Fujairah, Tangiers, the U.S.A. and Hamburg.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.
8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, share-based compensation, amortization, deferred income taxes, gain/loss on sale of vessels, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The following table reflects the calculation of net income as adjusted for non-cash items for the periods presented:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Net income	13,533	1,714	25,303	3,085
Add: Depreciation	6,353	5,922	12,792	11,797
Add: Provision for doubtful accounts	640	1,163	1,421	1,927
Add: Share based compensation	2,179	3,733	4,588	5,617
Add: Amortization	4,585	4,914	9,151	9,890
Add: Net deferred tax expense / (benefit)	920	(217)	(1,959)	3,395
Add: Unrealized loss / (gain) on derivatives	6,566	891	34,194	(13,715)
Add: Loss / (gain) on sale of vessels	2,437	(67)	2,437	(67)
Add: Unrealized foreign exchange (gain) / loss	(118)	299	89	369
Net income as adjusted for non-cash items	37,095	18,352	88,016	22,298

Second Quarter 2017 Dividend Announcement
On August 10, 2017, the Company's Board of Directors declared a second quarter 2017 dividend of $0.02 per share payable on or about September 7, 2017 to shareholders of record as of August 24, 2017. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.
Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Friday, August 11, 2017 at 8:30 A.M. Eastern Time, to discuss its second quarter results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Aegean."
A telephonic replay of the conference call will be available until Friday, August 18th, 2017. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 88442018#.
The webcast will also be archived on the Company's website:
http://www.ampni.com.
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
CONTACTS:
Company
Aegean Marine Petroleum Network Inc.
Tel. +1-212-430-1098
Email: investor@ampni.com

Investor Relations / Media Advisor
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel. +1-212-661-7566
Email: aegean@capitallink.com